Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Greenberry's Coffee Roasters, Inc.
1610 Quail Run
Charlottesville, VA 22911
https://greenberrys.com/

Up to $335,786.00 in Series I Common Stock at $11.00
Minimum Target Amount: $9,999.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Greenberry's Coffee Roasters, Inc.
Address: 1610 Quail Run, Charlottesville, VA 22911
State of Incorporation: DE
Date Incorporated: February 05, 2021

Terms:

Equity

Offering Minimum: $9,999.00 | 909 shares of Series I Common Stock
Offering Maximum: $335,786.00 | 30,526 shares of Series I Common Stock
Type of Security Offered: Series I Common Stock
Purchase Price of Security Offered: $11.00
Minimum Investment Amount (per investor): $242.00

**Maximum number of shares offered subject to adjustment for bonus shares. See bonus info below.*

Company Perks*

Time-Based Perks

Friends and Family Early Bird Bonus

Invest within the first 7 days and receive 15% bonus shares

Super Early Bird Bonus

Invest in days 7-14 days and receive 10% bonus shares

Early Bird Bonus

Invest within days 14-21 of the campaign and receive 5% bonus shares

Amount-Based Perks

Tier 1 – $242

Greenberry’s Owner’s Certificate

5% off all online purchases for 1 year / 15% off swag purchases for 1 year

Tier 2 – $495

Greenberry’s Owner’s Certificate

1 Exclusive Greenberry's Owner’s Sticker

10% off all online purchases for 1 year / 25% off swag purchases for 1 year

Tier 3 – $990

2% Bonus Shares

Greenberry's Owner's Certificate & Greenberry's Founders Club Lifetime Status

2 Exclusive Greenberry's Owner's Stickers

2 Exclusive Greenberry's Coasters

2 Exclusive Greenberry's Nitro Pint Glasses

$25 Online Gift Card

15% off all online purchases for 1 year / 50% off swag purchases for 1 year

Tier 4 – $2,992

5% Bonus Shares

Greenberry's Owner's Certificate & Greenberry's Founders Club Lifetime Status

2 Exclusive Greenberry's Owner's Stickers

2 Exclusive Greenberry's Coasters

2 Exclusive Greenberry's Nitro Pint Glasses

$35 Online Gift Card

20% off all online purchases for 1 year / 50% off swag purchases for 1 year

Tier 5 – $4,994

10% Bonus Shares

Greenberry's Owner's Certificate & Greenberry's Founders Club Lifetime Status

4 Exclusive Greenberry's Owner's Stickers

4 Exclusive Greenberry's Coasters

4 Exclusive Greenberry's Nitro Pint Glasses

$50 Online Gift Card

25% off all online purchases for 1 year / 50% off swag purchases for 1 year

Invitation to a Private Tour of New Facility with the Founders

Tier 6 – $9,999

15% Bonus Shares

Greenberry’s Owner’s Certificate & Greenberry’s Founders Club Lifetime Status

4 Exclusive Greenberry's Owner’s Stickers

4 Exclusive Greenberry's Coasters

4 Exclusive Greenberry's Nitro Pint Glasses

$100 Online Gift Card

25% off all online purchases for 1 year / 50% off swag purchases for 1 year

Roaster and Brewer for a Day Experience

Tier 7 – $19,998

20% Bonus Shares

Greenberry’s Owner’s Certificate & Greenberry’s Founders Club Lifetime Status

4 Exclusive Greenberry's Owner’s Stickers

4 Exclusive Greenberry's Coasters

4 Exclusive Greenberry's Nitro Pint Glasses

$200 Online Gift Card

25% off all online purchases for 1 year / 50% off swag purchases for 1 year

Greenberry’s Experience in the restaurant, winery, and brewery capital of the US – 2-night stay in Charlottesville, Roast and Brew for a Day with the owners followed by local food, wine, and brewery excursions.

Founders Club Benefits:

Annual invitation to the Founders Party – connect with other founders in our tasting room, share new flavors, and strategize with the owners

A gift each year on your birthday

10% discount on online orders of merch/swag for life

5% off online orders of Nitro products for life

Exclusive opportunities to earn and win free Greenberry’s

Name listed on the website as founder (optional)

**All perks occur when the offering is completed.*

StartEngine 10% Owners' Bonus

Greenberry's Coffee Roasters, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Series I Common Stock at $11.00 / share, you will receive 10 additional Series I Common Stock shares, meaning you'll own 110 shares for $1,100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for, with the exception of "audience-based" bonuses.

If a company offers an "audience-based" bonus, this bonus only will stack with any other bonus you are eligible for. An "audience-based" bonus is a bonus that is available to a qualified group of investors based on campaign-specific criteria - such as previous investors, existing customers, or Testing-the-Waters (TTW) reservation holders. An issuer can only offer a single audience-based bonus.

For example, a 10% audience-based bonus (i.e. prior investors) + a 10% OWNer's bonus would receive an aggregate of 20% bonus shares.

The Company and its Business

Company Overview

Greenberry's Coffee Roasters, Inc. ("Greenberry's" or the "Company") is divided into four lines of business: Coffee Roasting and Packaging, Nitro Coffee Beverage Production, Wholesale Distribution, and Online Sales Channels. The fifth line of business will be added in 2022 to include cafe operations.

We roast and sell dark roast gourmet coffees in 28 varieties and brew 12 flavors of Nitro Cold Brew Coffee in non-alcohol and alcohol varieties. We sell our products at wholesale, retail, online, and thru third-party distributors. Our sales reach is national in the USA as well as Asia and the Middle East global regions. Our new nitro beverages are regional in the Mid Atlantic and moving to Phase Two expansion towards the South.

We are a standalone C corporation with two stand-alone affiliates: Greenberry's Franchising Corp. and Greenberry's Coffee & Tea Co. Greenberry's Franchising Corp handles all our domestic and international store franchise relationships. Greenberry's Coffee & Tea Co. is our original founding company and currently operates three company-owned stores domestically.

Competitors and Industry

The U.S. market for coffee production is valued at $11.4B in 2021 (IBISWorld). The global nitro coffee market size was valued at $9.8M in 2018 (Grandview Research). Online coffee sales through Amazon reached $140M in 2018.

We are in multiple highly competitive industries including packaged gourmet coffee, nitro/cold brew, and alcoholic beverages. In the coffee industry, the biggest competitors are Starbucks and Peet's Coffee. Our non-alcohol lineup has regional competitors including Starbucks, Snowing in Space, Blue Bottle and Stumptown. In the alcoholic coffee space, our biggest competitors include Rebel, Pabst, La Colombe, and Brown Bomber. Pabst and La Colombe are both large company ventures, and Rebel and Brown are of a similar size to Greenberry's.

We believe our Nitro products are unique in that we use a dark roast blend of coffee and a proprietary production process to produce a very flavorful product. We are currently one of very few companies offering alcoholic coffee utilizing spirits-based alcohol and feel this is a quality advantage. Of note, the Cutwater brand is selling a vodka-infused coffee. We feel that Vodka is too harsh in its flavor characteristics for coffee. We utilize neutral spirits due to their lack of flavor.

Current Stage and Roadmap

<u>Current Stage</u>

Greenberry's Coffee Roasters, Inc. is an established successful company with a 30-year history. We've run a profitable business for 30 years, our management team is very experienced in our industry with the founders still managing all activities. Our product lines are fully developed and are in the marketplace. Our nitro cold brew lineup is currently in Phase 1 growth within Virginia and Washington DC.

<u>Future Roadmap</u>

Phase 2 expansion will begin with expansion into Florida, Georgia, and North & South Carolina. This will be in two steps as we onboard with Break Thru beverage as our distributor. The second step is to begin the sales submissions to existing and new retailers in the region. Florida will be the focus at first.

Additionally, we will add cafe operations to our growth strategy under Greenberry's Coffee Roasters. We anticipate opening two new units in the Washington DC market in 2022.

The Team

Officers and Directors

Name: Michael Sean Simmons

Michael Sean Simmons's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director & CEO
  Dates of Service: December 29, 2000 - Present
  Responsibilities: Highest level management of the company activities. Simmons receives an annual salary of $100K and owns 2.5M shares of Preferred Stock.

Other business experience in the past three years:

- **Employer:** Greenberry's Franchising Corp.
  Title: Director & CEO
  Dates of Service: November 01, 2000 - Present
  Responsibilities: Highest level management and strategy development

Other business experience in the past three years:

- **Employer:** Greenberry's Coffee & Tea Co.
  Title: Director & CEO
  Dates of Service: July 01, 1992 - Present
  Responsibilities: Highest level management & strategic vision

Name: Oksana Simmons

Oksana Simmons's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director and CFO
  Dates of Service: December 29, 2000 - Present
  Responsibilities: Management & operations. Simmons receives an annual salary of $100K and owns 2.5M shares of Preferred Stock.

Other business experience in the past three years:

- **Employer:** Greenberry's Franchising Corp.
  Title: Director and CFO
  Dates of Service: November 01, 2000 - Present
  Responsibilities: Management & operations

Other business experience in the past three years:

- **Employer:** Greenberry's Coffee & Tea Co.
  Title: Director and CFO

Dates of Service: July 01, 1992 - Present
Responsibilities: Management & operations

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the

benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad

discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage and have only manufactured a prototype for our product. Delays or cost overruns in the development of our products and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with No Voting Rights
The Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

Interruption of our supply chain could affect our ability to produce or deliver our products and could negatively impact our business and profitability.
Any material interruption in our supply chain, such as material interruption of roasted coffee supply due to the casualty loss of our third party roaster, interruptions in service by our third party logistic service providers or common carriers that ship goods within our distribution channels, trade restrictions, such as increased tariffs or quotas, embargoes or customs restrictions, natural disasters or political disputes and military conflicts that cause a material disruption in our supply chain could have a negative material impact on our business and our profitability. Additionally, our food, beverage and other products are sourced from a wide variety of domestic and international business partners in our supply chain operations. We rely on these suppliers to provide high quality products and to comply with applicable laws. Our ability to find qualified suppliers who meet our standards and supply products in a timely and efficient manner is a significant challenge, especially with respect to goods sourced from outside the U.S., especially countries or regions with diminished infrastructure, developing or failing economies or experiencing political instability or social unrest, and as we increase our fresh and prepared food offerings. For certain products, we may rely on one or very few suppliers. A supplier's failure to meet our standards, provide products in a timely and efficient manner, or comply with applicable laws is beyond our control. These issues, especially for those products for which we rely on one or few suppliers, could have a material negative impact on our business and profitability.

Increases in the cost of high-quality arabica coffee beans or other commodities or decreases in the availability of high-quality arabica coffee beans or other commodities could have an adverse impact on our business and financial results.
We purchase high-quality whole bean arabica coffee and related coffee products. The price of coffee is subject to significant volatility and has and may again increase significantly due to one or more of the factors described below. The high-quality arabica coffee of the quality we seek tends to trade on a negotiated basis at a premium above the "C" price. This premium depends upon the supply and demand at the time of purchase and the amount of the premium can vary significantly. Increases in the "C" coffee commodity price do increase the price of high-quality arabica coffee and also impact our ability to enter into fixed-price purchase commitments. We frequently enter into supply contracts whereby the quality, quantity, delivery period, and other

negotiated terms are agreed upon, but the date, and therefore price, at which the base "C" coffee commodity price component will be fixed has not yet been established. These are known as price-to-be-fixed contracts. The supply and price of coffee we purchase can also be affected by multiple factors in the producing countries, such as weather (including the potential effects of climate change), natural disasters, crop disease, general increase in farm inputs and costs of production, inventory levels and political and economic conditions, as well as the actions of certain organizations and associations that have historically attempted to influence prices of green coffee through agreements establishing export quotas or by restricting coffee supplies. Speculative trading in coffee commodities can also influence coffee prices. Because of the significance of coffee beans to our operations, combined with our ability to only partially mitigate future price risk through purchasing practices and hedging activities, increases in the cost of high-quality arabica coffee beans could have a material adverse impact on our profitability. In addition, if we are not able to purchase sufficient quantities of green coffee due to any of the above factors or to a worldwide or regional shortage, we may not be able to fulfill the demand for our coffee, which could have a material adverse impact on our profitability.

Changes in consumer preferences or public attitudes about caffeine could decrease demand for the Company's products.
If consumers are unwilling to accept the Company's products or if general consumer trends cause a decrease in the demand for caffeinated beverages, including cold brew, it would adversely impact the Company's sales and results of operations. There is no assurance that the RTD Coffee segment will experience growth in future periods. The possibility exists that advertising by caffeinated beverage producers could be restricted, that additional cautionary labeling or packaging requirements may be imposed or that there may be renewed efforts to impose, at either the federal or state level, increased excise or other taxes on caffeinated beverages sold in the United States. If caffeinated beverages in general were to fall out of favor among domestic consumers, or if the domestic RTD Coffee industry were subjected to significant additional governmental regulation, it would likely have a significant adverse impact on the Company's financial condition, operating results, and cash flows.

The amount raised in this offering may include investments from company insiders or immediate family members.
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Oksana (Roxanne) Simmons	2,500,000	Preferred Stock	50.0%
Michael Sean Simmons	2,500,000	Preferred Stock	50.0%

The Company's Securities

The Company has authorized Series I Common Stock, and Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 30,526 of Series I Common Stock.

Series I Common Stock

The amount of security authorized is 10,000,000 with a total of 18,938 outstanding.

Voting Rights

There are no voting rights associated with Series I Common Stock.

Material Rights

The total number of shares outstanding on a fully diluted basis, 5,018,938 shares, includes 18,938 shares of Series I Common Stock and 5,000,000 shares of Preferred Stock. The Company does not have outstanding options, warrants, and other securities with a right to acquire shares, and no shares are reserved for issuance.

Preferred Stock

The amount of security authorized is 5,000,000 with a total of 5,000,000 outstanding.

Voting Rights

1 vote per 1 share

Material Rights

Liquidation rights. Holders of Preferred Stock are entitled to preferential liquidation dividends.

Dividend rights. Holders of Preferred Stock are entitled to preferential dividend payments.

Conversion rights. Each share of Preferred Stock is convertible into 1 share of Series II Common Stock.

What it means to be a minority holder

As a minority holder of Common Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $199,203.98
  Number of Securities Sold: 18,938
  Use of proceeds: Operations, Increased management team, Production enhancements
  Date: November 24, 2021
  Offering exemption relied upon: Regulation CF

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Company operations from 2019 to 2021 were impacted by the Covid-19 pandemic. Our customer base is comprised of online retailers, fulfillment of our website, restaurants, and large wholesalers. The restaurant sector was down significantly and caused the overall decline in top-line revenue. Our wholesaler revenues and our own website revenues were up significantly but not enough to overcome the restaurant sectors. Our own cafe network both domestic and international was also down earlier in the year but have recovered by about 70% and continue to improve. We expect continued improvement, especially in the second quarter of 2022 in all sectors. The restaurant sector will be most impacted long term as many small restaurants may not survive.

We expect growth in our other sectors to ultimately overcome this decline and return us to growth. Our new nitro cold brew products were just launched late in the 4th quarter of 2020 and do not have a significant impact on revenues yet. We expect significant growth in this sector in 2022 beginning in the second quarter as well. We also expect new revenue from cafe openings which will begin in the 4th quarter of 2022.

Revenue

Revenue for fiscal year 2021 was $2,041,640, significant improvement as compared to fiscal year 2020 revenue of $1,785,849. First-quarter of 2020 sales were quite strong as we introduced new Nitro RTD products into the domestic marketplace. Then COVID hit in late March and all of our business lines suffered substantial declines. Consumers stopped most retail and restaurant visits. We immediately pivoted our focus to online sales and our key customers that were experiencing sales gains due to COVID. This included our Costco account. Sales to Costco increased by 30%. Sales in 2021 have rebounded strongly across all our business lines. We expect to see continued recovery and return to normal operations in 2022, as long as Covid 19 does not return.

Cost of sales

The cost of sales in 2021 was $1,368,165, a slight increase of approximately $35,149, from costs of $1,333,016 in fiscal year 2020. The increase was largely due to an increase in overall revenues due to recovery from COVID. Company was able to keep cost in line and overall cost to revenues were significantly improved.

Gross margins

2021 gross profit increased by $220,642 over 2020 gross profit and gross margins as a percentage of revenues increased from 25% in 2020 to 33% in 2021. This improved performance was caused by an increase in overall revenues and lower operating cost. We maintained our staffing levels to qualify for PPP Round 2 funding from the Government.

Expenses

The Company's expenses consist of, among other things, compensation and benefits, marketing and sales expenses, fees for professional services, utilities, supplies research and development expenses. Expenses in 2021 increased by $475,312 from 2019. This was due our increases in wage cost as we begin to ramp up our sales and distribution efforts.

Historical results and cash flows:

Forward-looking company results show growth in our coffee roasting sector thru the wholesaler, web sales, and other online relationships. We expect a leveling out of the restaurant sector with a slower recovery. We believe 2020 is an anomaly year due to Covid-19, and while 2021 will continue to show impacts, we expect to see improvements by the second quarter.

Cash flows were impacted in 2020 by reduced overall revenues and higher fixed costs when compared to revenues. We also made significant investments in the Nitro Cold Brew plant equipment as the decision to produce in the company instead of a co-packer relationship was made by management. This decision was made due to Covid-19 impacts but will ultimately yield better product margins in exchange for the Cap-Ex expenditures. Cash expenditures have historically been funded thru past retained earnings and contributions by the founders. Future cash requirements will be supplemented by crowdfunding.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

The Company has a revolving line of credit for $200K with Suntrust bank and currently has a balance of $195K. Cash on hand, PPP round one and the EIDL loan also contribute to our capital resources. Additional funds are available from the Founders as needed.

Cash on hand today: $175,2907

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The campaign funds are specifically useful for the launch and growth of our Nitro Cold Brew beverages line. The crowdfunding offering is currently planned as the primary source of funding for this activity. If we raise the minimum funds, we expect to utilize them immediately. If we raise the maximum funds, we expect those funds to be utilized over an 18-month period.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The Company is a successful, profitable company with a 29-year history. The crowdfunding campaign is not necessary for the viability of the Company and its future success.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

The Company can continue to operate indefinitely as it is a profitable entity. The company has been in business for three (3) decades and continues to generate revenue, therefore we can count on that revenue to continue to operate the company moving forward.

How long will you be able to operate the company if you raise your maximum funding goal?

The Company can continue to operate indefinitely as it is a profitable entity. The company has been in business for three (3) decades and continues to generate revenue, therefore we can count on that revenue to continue to operate the company moving forward.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Additional future sources of capital is available from the Founders.

Indebtedness

- **Creditor:** Inventory Credit
  Amount Owed: $200,000.00
  Interest Rate: 2.494%
  The Company has a line of credit secured by its inventory that has an interest rate of 2.494 percent per annum and does not have a fixed maturity date.

- **Creditor:** SBA Loan
  Amount Owed: $1,735,600.00
  Interest Rate: 3.75%
  Economic Injury Disaster Loan

Related Party Transactions

- **Name of Entity:** Management and Founders
  Relationship to Company: Related party
  Nature / amount of interest in the transaction: Compensation
  Material Terms: The Company compensates management, including its founders, according to their stated compensation plan.

- **Name of Entity:** Greenberry's Franchising Corp, Greenberry's Coffee & Tea Co.
  Names of 20% owners: Sean Simmons
  Relationship to Company: Both affiliates do not have any interest in the Company.
  Nature / amount of interest in the transaction: Both affiliates do not have any interest in the Company.
  Material Terms: The Company has received certain funds from affiliates totaling $15,875.

Valuation

Pre-Money Valuation: $55,208,318.00

Valuation Details:

The valuation was determined by using two valuation methodologies: the discounted cash flow model and the market approach model.

Under the discounted cash flow model, the Company's intent was to measure the intrinsic value of the business based on the expected future cash flows, while under the market approach the Company's intent was to measure the value of the business based on the value of guideline public companies and recent merger and acquisition in the marketplace.

Based on these two approaches, the Company determined that approximately $55,000,000 is a reasonable pre-money valuation of the Company based on expected sales growth in 2021 and 2022, given the launch of our new Nitro Cold Brew product lines and cafe unit growth. While success cannot be guaranteed, the Company is confident in the execution of its growth plan with these very unique new ready-to-drink beverages and the growth of this industry. The expected revenue and profit growth thru new cafe units will further bolster our models of valuation. The Company will be valued using similar methods in the future, including in any circumstances involving a corporate transaction.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed all preferred stock has converted into common stock. The Company does not have outstanding options, warrants, and other securities with a right to acquire shares, and no shares are reserved for issuance.

The Company set its valuation internally, without a formal-third party independent evaluation.

The total number of shares outstanding on a fully diluted basis, 5,018,938 shares, includes 18,938 shares of Series I Common Stock and 5,000,000 shares of Preferred Stock. The Company does not have outstanding options, warrants, and other securities with a right to acquire shares, and no shares are reserved for issuance.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Marketing*
  94.5%
  When we raise the minimum amount, these funds will be used to market our product lines thru existing channels.

If we raise the over allotment amount of $335,786.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*

5.5%

- *Marketing*
  30.0%
  Maximum funding will contribute to marketing with enhanced online and Phase 2 regional distribution support.

- *Company Employment*
  20.0%
  Greenberry's will utilize funds to hire an experienced Director of Sales for our Nitro Coffee Line to continue our national rollout. Further funds will be used to hire sales associates to support the Director's rollout plans.

- *Operations*
  20.0%
  Maximum funding will go towards generally supporting operations as we scale up our distribution and sales efforts.

- *Capitol Expansion of Plant equipment*
  23.0%
  Maximum funding will provide the ability for the company to purchase our own canning line, which can significantly improve product margins. We currently outsource this service.

- *Working Capital*
  1.5%
  General use of proceeds to support working capital needs as we grow. We are a profitable company with positive margins.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://greenberrys.com/ (greenberrys.com).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/coffee

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Greenberry's Coffee Roasters, Inc.

[See attached]

GREENBERRY'S COFFEE ROASTERS, INC.

(a Delaware corporation)

Financial Statements

For the calendar years ended December 31, 2021 and 2020

IndigoSpire
CPAs & ADVISORS

INDEPENDENT AUDITOR'S REPORT

April 20, 2022

To: Board of Directors, GREENBERRY'S COFFEE ROASTERS, INC.

Re: 2021-2020 Financial Statement Audit

We have audited the accompanying financial statements of GREENBERRY'S COFFEE ROASTERS, INC. (a corporation organized in Delaware) (the "Company"), which comprise the balance sheets as of December 31, 2021 and 2020, and the related statements of income, shareholders' equity, and cash flows for the fiscal years ended December 31, 2021 and 2020, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of the Company's financial statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion.

An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations, shareholders' equity and its cash flows for the fiscal year periods ended December 31, 2021 and 2020 in accordance with accounting principles generally accepted in the United States of America.

Going Concern
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in the Notes to the financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in the Notes to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Sincerely,

IndigoSpire CPA Group

IndigoSpire CPA Group, LLC
Aurora, Colorado

April 20, 2022

GREENBERRY'S COFFEE ROASTERS, INC.
BALANCE SHEETS
See accompanying Auditor's Report and Notes to the Financial Statements
As of December 31, 2021 and 2020

ASSETS	**2021**	**2020**
Current Assets		
Cash and cash equivalents	$ 1,752,907	$ 25,162
Inventory	257,952	194,049
Accounts receivable, net	87,395	80,824
Due from affiliates	47,000	0
Other current assets	0	635
Total current assets	2,145,254	300,669
Fixed assets, net of accumulated depreciation	565,698	46,355
Other assets	41,768	30,670
Total Assets	$ 2,752,719	$ 377,694
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities		
Accounts and credit cards payable	$ 16,643	$ 30,868
Due to affiliates	14,956	11,609
Inventory line of credit	201,287	196,775
PPP loan	0	99,800
Other accrued liabilities	89,140	36,901
Total Current Liabilities	322,026	375,953
EIDL loan	1,735,600	159,900
Total Liabilities	2,057,626	535,853
SHAREHOLDERS' EQUITY		
Preferred stock (5,000,000 shares authorized, issued and outstanding as of December 31, 2021)	128,808	10,000
Series I common stock (5,000,000 shares authorized, 18,938 shares issued and outstanding as of December 31, 2021), net of offering costs	157,281	0
Retained earnings, net of shareholder distributions	409,004	(168,159)
Total Shareholders' Equity	695,093	(158,159)
Total Liabilities and Shareholders' Equity	$ 2,752,719	$ 377,694

GREENBERRY'S COFFEE ROASTERS, INC.
STATEMENT OF OPERATIONS
See accompanying Auditor's Report and Notes to the Financial Statements
For calendar years ended December 31, 2021 and 2020

	2021	2020
Revenues, net	$ 2,041,640	$ 1,785,849
Less: cost of goods sold	1,368,165	1,333,016
Gross profit	673,475	452,833
Operating expenses		
General and administrative	639,074	271,790
Freight	142,352	160,279
Professional fees	90,171	51,496
Marketing and advertising	100,037	12,757
Total operating expenses	971,634	496,322
Net Operating Income (Loss)	(298,159)	(43,489)
Depreciation and amortization (expense)	(64,100)	(60,281)
Interest (expense)	(6,536)	0
Grant, PPP forgiveness income	939,125	53,000
Other income (expense), net	6,833	11,227
Income tax (provision) benefit	–	–
Net Income (Loss)	$ 577,163	$ (39,543)

GREENBERRY'S COFFEE ROASTERS, INC.
STATEMENT OF SHAREHOLDERS' EQUITY (DEFICIT)
See accompanying Auditor's Report and Notes to the Financial Statements
For calendar years ended December 31, 2021 and 2020

	Preferred stock	Series I common stock	Retained Earnings/(Deficit)	Total Shareholders' Equity (Deficit)
Balance as of January 1, 2020	**$ 10,000**	**$ 0**	**$ 20,835**	**$ 30,835**
Distributions to shareholder			(149,451)	(149,451)
Net income			(39,543)	(39,543)
Balance as of December 31, 2020	**$ 10,000**	**$ 0**	**$ (168,159)**	**$ (158,159)**
Contributions by preferred shareholder	118,808			118,808
Issuance of securities		193,204		193,204
Costs of offering		(35,923)		(35,923)
Net income			577,163	149,828
Balance as of December 31, 2021	**$ 128,808**	**$ 157,281**	**$ 409,004**	**$ 695,093**

GREENBERRY'S COFFEE ROASTERS, INC.
STATEMENT OF CASH FLOWS
See accompanying Auditor's Report and Notes to the Financial Statements
For calendar years ended December 31, 2021 and 2020

	2021	2020
Operating Activities		
Net Income (Loss)	$ 577,163	$ (39,543)
Adjustments to reconcile net income (loss) to net cash provided by operations:		
Add: Depreciation and amortization	64,100	60,281
Less: non-cash PPP loan forgiveness	(99,800)	0
Changes in operating asset and liabilities:		
Decrease (Increase) in inventory	(63,903)	(75,382)
Decrease (Increase) in accounts receivable	(6,571)	53,481
Decrease (Increase) in receivables from affiliates, net	(43,653)	0
Decrease (Increase) in other current assets	635	1,526
Increase (Decrease) in accounts and credit cards payable	(14,225)	101,889
Increase (Decrease) in accrued liabilities	52,239	36,836
Net cash provided by (used in) operating activities	465,985	139,088
Investing Activities		
Purchases of fixed assets net of any proceeds from disposals	(583,443)	(25,383)
Purchase of other assets	(11,098)	(23,107)
Net cash used in investing activities	(594,541)	(48,490)
Financing Activities		
Proceeds from government-backed loans	1,575,700	53,000
(Distributions) to shareholder	0	(149,451)
Draws/(repayment) of inventory line of credit	4,512	0
Proceeds from issuance of Series I common stock, net of costs	157,281	0
Preferred stockholders contributions	118,808	0
Net cash provided by financing activities	1,856,301	(96,451)
Net change in cash and cash equivalents	1,727,745	(5,853)
Cash and cash equivalents at beginning of period	25,162	31,015
Cash and cash equivalents at end of period	$ 1,752,907	$ 25,162

GREENBERRY'S COFFEE ROASTERS, INC.
NOTES TO FINANCIAL STATEMENTS
See accompanying Auditor's Report
As of and for calendar years ended 2021 and 2020

NOTE 1 – NATURE OF OPERATIONS

GREENBERRY'S COFFEE ROASTERS, INC. (the "Company"), was originally organized in Virginia on December 29, 2000. On February 4, 2021, the Company re-domiciled under the laws of Delaware. The Company operates and distributes roasted coffee products and Nitro Cold Brew RTD beverages in 12 unique flavors.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
These financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP"). In the opinion of management, these financial statements include all adjustments (consisting of normal and recurring accruals) considered necessary to present fairly the Company's financial position as of December 31, 2021 and 2020, and the results of the Company's operations and cash flows for the twelve months ended December 31, 2021 and 2020. The Company has no items of other comprehensive income (loss); therefore, net income (loss) is equal to comprehensive income (loss).

Use of Estimates
The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties
The Company's business and operations are sensitive to general business and economic conditions in the United States and other countries that the Company operates in. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit and Customer Risk
Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash, cash equivalents, short term investments and accounts receivable. Cash and cash equivalents are deposited in demand with two financial institution in the United States. Cash and cash equivalents deposited at time may be in excess of the federally insured limits. Management believes that the Company's investments in cash and cash equivalents have minimal risk. The Company has not experienced any losses on its deposits of cash and cash equivalents.

The Company does not require collateral from its customers. Revenue from form its many customers are not concentrated with any one customer.

Cash and Cash Equivalents
The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2021 and 2020, the Company had $1,752,907 and $25,162 of cash on hand, respectively.

Accounts Receivable
Customers of the Company pay at the time of ordering or purchasing so there are generally no accounts receivable. If the Company ever sells on account, trade receivables due from customers would be uncollateralized customer obligations due under normal trade terms requiring payment within 30 days from the invoice date.

The Company would estimate an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

As of December 31, 2021 and 2020, the Company had $87,395 and $80,824, respectively, of accounts receivable.

Inventory
Inventories are stated at the lower of cost (weighted average method) or market. Provisions, when required, are made to reduce excess and obsolete inventories to their estimated net realizable values. If actual future demand or market conditions are less favorable than those projected by management, inventory write-downs may be required. As of December 31, 2021, there is no material provision for obsolete inventory.

Fixed Assets
Fixed assets, such as restaurant equipment, computer equipment and capitalized software, are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, generally between three and five years, or the lease term of the respective assets whichever is shorter. Maintenance and repairs are charged to expense as incurred, and improvements and betterments with a life expectancy greater than a year and costing at least $1,500 are capitalized.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors.

Fair Value Measurements
Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets

that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Revenue Recognition
The Company recognizes revenue in accordance with ASC 606 when it has satisfied the performance obligations under an arrangement with the customer reflecting the terms and conditions under which products or services will be provided, the fee is fixed or determinable, and collection of any related receivable is probable. ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

The Company earns revenue from the sale of its prepared food and drink items to customers and records revenue at the time of sale.

Advertising
The Company expenses advertising costs as they are incurred and such amounts totaled $100,037 and 12,757 for the calendar years ending 2021 and 2020, respectively.

Income Taxes
Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, cryptocurrency valuation and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all the deferred tax assets will not be realized.

The Company is taxed as a C corporation for federal and state income tax purposes.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2021 and 2020, the unrecognized tax benefits accrual was zero.

The Company is current with its foreign, US federal and state income tax filing obligations and is not currently under examination from any taxing authority.

Recent Accounting Pronouncements
In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after

December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In February 2016, the Financial Accounting Standards Board ("FASB") issued Update 2016-02, Leases ("Topic 842"). This guidance requires the recognition of liabilities for lease obligations and corresponding right-of-use assets on the balance sheet and disclosure of key information about leasing arrangements. This guidance is effective for fiscal years of private companies beginning after December 15, 2021, and interim reporting periods within fiscal years beginning after December 15, 2022 using a modified retrospective adoption method. Early adoption is permitted. The Company expects to adopt this guidance beginning with its first quarter of fiscal year 2022. We expect adoption of Topic 842 will result in a significant increase in the assets and liabilities on our balance sheets.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – FIXED ASSETS

The balances of inventory and estimated useful lives held by the Company as of December 31 consists of a food truck, furniture and equipment, leasehold improvements, software, vehicles and other long-lived tangible assets:

	2020	2020
Beginning balance, net	$ 46,355	$ 81,253
Add: asset additions	583,443	25,383
Less: depreciation expense	(64,100)	(60,281)
Ending balance of Property and equipment, net	**$ 565,698**	**$ 46,355**

NOTE 4 – INCOME TAX PROVISION

The Company will be treated as a C corporation for US and state income tax purposes. Because the Company does not have a strong history of recognizing taxable income, the Company has placed a full valuation allowance on the net operating losses that the Company has incurred since the inception of the Company.

NOTE 5 – COMMITMENTS AND CONTINGENCIES

Contingencies
The Company is not currently involved with and does not know of any pending or threatening litigation.

NOTE 6 – EQUITY AND DEBT

Equity
Upon redomiciling to Delaware in February 2021, the Company grew its authorized share capital from 25,000 shares to 10,000,000 shares (5,000,000 shares of preferred stock and 5,000,000 shares of Series I Common Stock) and the ownership between the only two shareholders of Preferred Stock was rebalanced such that each owned 2,500,000 shares.

In 2021, the Company issued 18,938 shares of Series I Common Stock in a Regulation CF securities offering. The Company received $157,281 in cash proceeds net of $35,923 offering costs retained by the funding portal that hosted the Company's Regulation CF offering, StartEngine.

Debt
The Company has a line of credit secured by its inventory that has an interest rate of 2.494 percent per annum and does not have a fixed maturity date.

In 2020 the Company procured a $99,800 Small Business Administration Loan under the Paycheck Protection Program ("PPP") as authorized by the CARES Act of 2020. This law was passed in response to the COVID-19 pandemic. The loan is forgivable if the proceeds are used within 24 weeks for payroll costs and certain other allowable uses. The Company has had that loan forgiven in 2021.

Additionally, the Company borrowed $1,735,600 from the Small Business Administration as an Economic Injury Disaster Loan ("EIDL"). The loan matures in 30 years and bears interest at a rate of 3.75 percent.

NOTE 7 – RELATED PARTY TRANSACTIONS

The Company compensates management, including its founders, according to their stated compensation plan.

Additionally, the Company has received certain funds from affiliates totaling $14,956 and has loaned $47,000 of funds to related parties.

As these transactions are between related parties, there is no guarantee that the terms, pricing and conditions of the transactions are comparable to market rates.

NOTE 8 – SUBSEQUENT EVENTS

Anticipated Crowdfunded Offering
The Company plans to offer up to $5,000,000 in a securities offering exempt from registration under Regulation CF (the "Crowdfunded Offering"). The Company intends to offer non-voting common stock in this issuance as discussed below. The securities offering is anticipated to be listed with StartEngine.

Management's Evaluation

Management has evaluated subsequent events through April 20, 2022, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Greenberry's Coffee Roasters

Claiming the Abandoned Third Place with Community Cafes & Superior Coffee...



Website | Charlottesville, VA | FOOD & BEVERAGE

As big chain coffee brands shift to drive-thru and COVID contributes to the demise of so many independents, Greenberry's claims the community cafe space, supported by international retail distribution of today's best coffee drinks.

$84,476 raised

$199,204 previously crowdfunded

89 Investors	$55.2M Valuation
$11.00 Price per Share	$242.00 Min. Investment
Common Shares Offered	Equity Offering Type
$336K Offering Max	Reg CF Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

Overview | Team | Terms | Updates 13 | Comments | Follow

Reasons to Invest

- 30 years of profitability in the cafe, roasting, and coffee distribution business
- Vertical integration, aggressive growth strategies, and an established international footprint
- Innovative and timely new product lines capitalizing on the latest trends in coffee

OVERVIEW

Good coffee brings people together

During the COVID pandemic, independent coffee shops closed in droves. At the same time, the big chain coffee brands continued to retreat from their position as the community's "Third Place," focusing on drive-thru and pick-up. We see an opportunity to move in and occupy that beloved space in the hearts of coffee lovers.

Greenberry's offers the quintessential neighborhood cafe experience, and as a mid-size company with 30 years of profitability, we are positioned to take advantage of this market opportunity. With the support of nationwide and international distribution and a cutting-edge portfolio of RTD and hard coffee products, we're ready to take on the competition in new markets.


Good Coffee Brings People Together – Greenberry's C...
Watch later
Share
Watch on YouTube

THE PROBLEM

The Disappearing "Third Place"

Rewards

Get rewarded for investing more into Greenberry's Coffee Roasters:

$242+
Investment
StartEngine Owner's Bonus
This offering is eligible for the StartEngine Owner's 10% Bonus program. For details on this program, please see the Offering Summary section below.

$242+
Investment
Tier 1 - $242
Greenberry's Owner's Certificate 5% off all online purchases for 1 year / 15% off swag purchases for 1 year

$495+
Investment
Tier 2 – $495
Greenberry's Owner's Certificate 1 Exclusive Greenberry's Owner's Sticker 10% off all online purchases for 1 year / 25% off swag purchases for 1 year

$990+
Investment
Tier 3 – $990
2% Bonus Shares Greenberry's Founders Club Lifetime Status 2 Exclusive Greenberry's Owner's Stickers 2 Exclusive Greenberry's Coasters 2 Exclusive Greenberry's Nitro Pint Glasses $25 Online Gift Card 15% off all online purchases / 50% off swag

$2,992+
Investment
Tier 4 – $2,992
5% Bonus Shares All Tier 3 Benefits + $35 Gift Card and 20% off all online purchases for 1 year / 50% off swag purchases for 1 year

Coffee lovers are losing their neighborhood gathering places — that beloved "Third Place" between home and work or school.

During the COVID pandemic, independent coffee shops closed in astonishing numbers. 2020 was the first year since 2011 that the number of coffee and tea shops declined. More than 7% of all coffee shops closed in 2020 alone. Independents were especially vulnerable. (Source)


7.1%
of all coffee shops closed in 2020
about 60% of Starbucks are now drive-thru-focused

For instance, even Starbucks, which views independents as its biggest threat (Source), is giving up its prime position as the "Third Place" (Source), abandoning the beloved sit-down cafe model in favor of drive-thru and to-go: by January 2021 about 60% of Starbucks locations were drive-thru-focused (Source).

In the midst of all this, coffee lovers are still looking for a place to meet friends, work remotely, and enjoy a coffee and a bite to eat.

That's where Greenberry's comes in.

THE SOLUTION

Greenberry's Steps Up

With the big chains shifting their attention away from the cafe experience and independents faltering, there's room for a mid-size company to grow into a primary competitor.

Greenberry's is bringing the feel of the local coffee shop to the domestic and international markets with friendly cafes and franchise locations, craft-roasted beans, and high-quality RTD (ready-to-drink) coffees.

As Greenberry's expands its footprint in the cafe space, we're also aggressively building our international distribution of coffee and RTD coffee products. Revenues from whole beans, Nitro Cold Brew, and Nitro Cold Brew with Alcohol are supporting a growing capacity for expansion.

This is an opportunity to invest in a company that brings people together over coffee they feel good about — a company that has room to grow.

$4,994+
Investment
Tier 5 – $4,994
10% Bonus Shares All Tier 4 Benefits + $50 Gift Card and 25% off all online purchases for 1 year / 50% off swag purchases for 1 year Invitation to a Private Tour of New Facility with the Founders

$9,999+
Investment
Tier 6 – $9,999
15% Bonus Shares All Tier 5 Benefits + $100 Gift Card and 25% off all online purchases for 1 year / 50% off swag purchases for 1 year Roaster and Brewer for a Day Experience

$19,998+
Investment
Tier 7 – $19,998
20% Bonus Shares + $200 Gift Card Greenberry's Experience in the restaurant, winery, and brewery capital of the US – 2-night stay in Charlottesville, Roast and Brew for a Day with the owners followed by local food, wine, and brewery excursions.



Cafes
Franchises
eCommerce
Grocery
24
C-Stores
Restaurants
Greenberry's Revenue Streams

OUR RECORD

30 Years of Profits

Greenberry's offers your portfolio a proven and profitable investment today — a 30-year history of profitability. Our vertical integration provides economies of scale, improved coordination and reduced costs, and less fluctuation in our supply chain.

Greenberry's rich coffee heritage goes back to the roots of American craft coffee: co-founders Roxanne and Sean Simmons apprenticed under Jamie Anderson (of Anderson's Coffee) and Alfred Peet (of Peet's Coffee). For the last 30 years, Greenberry's has delivered that same quality coffee experience to customers through traditional coffees and espressos and innovative products such as Nitro Cold Brew and Nitro Cold Brew with Alcohol.

WATCH – Experienced Craft Coffee Roasters



Experienced Craft Coffee Roasters
Watch later
Share
Watch on YouTube

Domestically, Greenberry's has company-owned cafes and franchise locations in Virginia, DC, Maryland, and Louisiana. Greenberry's opened its first international cafe in 2014 and now has 10 franchise locations in Japan and 12 in Saudi Arabia. Our affiliate company based in Ireland is laying the groundwork for expansion in the United Kingdom and the European Union.

Greenberry's products are distributed around the U.S. through partnerships with major grocery chains, independent retailers, and convenience stores. Direct-to-consumer sales continue to rise fast, with an average of 74% quarter-over-quarter growth 2019–2021.


Positioned for Profits
1990-1995 – Trained by the Best
Coffee legends Jaime Anderson and Alfred Peet mentored Greenberry's founders
1999 – Expanding Domestic Footprint
Second location opened in McLean, VA
2014 – International Brand
First location opened in Japan
2016 – Innovator: Nitro Cold Brew
Nitrogen-Infused Cold Brew released on tap
2019 – European Distributor
Started Irish subsidiary to focus on European distribution
2022 – Expanding Capacity
Roasting, brewing, and warehouse capacity doubled to meet demand
1992 – Specialty Coffee Pioneer
Opened first cafe and central Virginia's longest-running roastery in Charlottesville, VA
2006 – Whole Foods Partner
One of the first craft roasters carried in Whole Foods
2015 – Early Adopter: Cold Brew
Introduced Cold Brew in cafes
2018 – Costco Top Seller
Entered Costco, quickly becoming one of the top sellers in the Mid-Atlantic
2020 – First-to-Market: Nitro with Spirits
First craft-roast RTD hard coffee launched
Greenberry's
— ESTD 1992 —
COFFEE ROASTERS

Our first StartEngine funding round laid the foundation for the growth that we're experiencing right now: new facilities and production capabilities, a strengthened team, expanded distribution networks, and preparations to open new cafes and franchises.

We're poised for greater growth and greater success in the near future.

LOOKING AHEAD

New Cafes, New Markets, New Products

We plan to continue our ambitious strategy of adding new cafes and franchises to our portfolio over the next five years. We have our sights set on further U.S. expansion and a growing footprint in Europe.

Even as we add more cafes, we are positioned to meet consumers’ growing appetite for specialty coffee at home or on the go. We believe Greenberry’s hand-roasted craft coffee appeals to today’s consumers, who are willing to pay more for beverages they consider high quality.

Greenberry’s RTD Nitro Cold Brew, introduced in 2016, is a consumer favorite that continues to grow in popularity. This product has opened the door to an entirely new market segment for Greenberry's: convenience stores, where consumers are looking for all-natural energy drink alternatives.

> “Man — It’s so smooth and creamy. It has a light caramel flavor but it’s not too heavy. It’s just way too easy to sip on!”
>
> **MISHA**
> **@MISHADABOSS**

**This testimonial may not be representative of the experience of other customers and is not a guarantee of future performance or success.*

And Greenberry’s Nitro Cold Brew with Alcohol, introduced in 2020, taps into three major market trends: 46% average annual growth in Alcoholic RTD from 2018 to 2020 (Source, Source); 25% average annual growth in craft spirits from 2017–2020 (Source) ; and 40% growth in nitro cold brew coffee in 2019 (Source). This beverage is generating excitement for the Greenberry’s brand among coffee lovers looking for innovative ways to enjoy their favorite beverage.

As our traditional coffee and RTD coffees become available in new markets, we are already seeing exponential growth in our number of points of sale over the past 2 years.



# of Places Selling Greenberry's
1
5
10
15
37
96
190
333
1992
2000
2008
2014
2016
2018
2020
2022

OUR LEADERSHIP

Good coffee brings people together

Founders Sean and Roxanne Simmons have over 30 years of experience in the specialty coffee industry. Greenberry's, which first brought high-quality locally roasted coffee to Charlottesville, Virginia, in 1992, has blossomed into a brand gaining traction in international markets.



The recent launch of Greenberry's hard coffee showcases what Sean and Roxanne are best at — roasting world-class coffee with an entrepreneurial spirit for innovation. Greenberry's team members share this vision and have made it a reality.

We're in this business because we believe that good coffee brings people together. And we believe consumers want that more than ever today.

WHY INVEST

Great places, great products, and a record of profits

The coffee market continues to expand. Consumers in the U.S. and internationally are renewing their love affair with coffee and their cherished "Third Place." In a market dominated by the mature coffee chains, there is room for a mid-size, community-oriented cafe business to grow.


Best
coffee
HOUSE
Cafe
Greenberry's

Greenberry's is ready to take advantage of the opportunity. Are you?

Your investment in Greenberry’s gives you a stake in every bean we roast and every cup of coffee we serve. As we accelerate our expansion and build on 30 years of profitable experience, we invite you to join us on the journey.

Meet Our Team



Michael Sean Simmons

Director & CEO

Sean is the vision behind the Greenberry’s empire. Originally founded in 1992 with a small roaster and a modest storefront, Sean and his wife Roxanne have grown the brand into a multi-channel, vertically integrated international success. Sean has a BA in Economics from the University of Boulder in Colorado. Prior to starting Greenberry’s Coffee Roasters he worked for Unisys for three years then moved on to owning and managing Subway franchises in Pennsylvania for eight years. A seasoned entrepreneur, Sean says he is just hitting his prime at the helm of Greenberry’s!



Oksana Simmons

Director and CFO

Roxanne is the brains behind the Greenberry’s empire. She has a BA in Economics from the University of Boulder in Colorado. Prior to starting Greenberry’s, she worked in health insurance sales for four years. In 1992, Roxanne and her husband, Sean started Greenberry’s Coffee Roasters and Greenberry’s Coffee Co. with the opening of their first store. With her love of numbers and attention to detail, Roxanne serves as CFO for Greenberry’s.



Julia Jachowicz

VP of Retail & Franchising

Julia drives everything at Greenberry’s! She heads up all of our company owned cafes, and is the primary liaison with all of our franchises. Julia is spearheading our expansion strategies with new cafes and franchises in the coming years. Her broad experience and array of skills are the glue that keeps the Greenberry's team on track and on target!



Jon Copper

VP of Marketing

Jon is an experienced marketer and leader who serves as the VP of Marketing for Greenberry’s Coffee Roasters. His experience includes VP of marketing for a $10m+ non-profit, where he reshaped the marketing efforts, helping lead the 25-year-old organization to its best year, quarter, and month of revenues in their history. As the head of his own agency for 5 years, he designed and executed successful national and international campaigns in the beverage, startup, tech, gaming, and supplement industries. With his experience in developing unique strategies and creative plans, Jon ensures Greenberry's is front and center with consumers.



RJ Smith

Head Brewer

RJ, our Head Brewer (or Cold Brew Master) has been with the team since the launch of our canned Nitro Cold Brew lines. Cross-trained and well-rounded, RJ has vast experience in every single area of bringing Nitro to fruition including roasting, mixing, grinding, bagging, steeping, pumping, filtering, pasteurizing and canning, as well as inventory, product quality control, logistics and working with distributors. RJ’s innovative side is also a big plus for us with his love of creating new flavors!



Jacob Pavlansky

Master Roaster

Jacob has been with Greenberry’s Coffee Roasters for six years. A true coffee enthusiast, Jacob first started at Greenberry’s as a barista at our flagship store and later was offered the opportunity to join the roasters team. Jacob holds a deep appreciation for coffee and is dedicated to perfecting every roast. His attention to detail is unmatched which shows in every cup of coffee. With his roasting prowess, he brings the true craft coffee flavor to every can of Nitro!



Rick Lasocki

Director of Operations

Rick has many functions here at Greenberry’s Coffee Roasters. He is the supervisor of our warehouse, production department, cold brew team, and maintenance. Rick previously owned and operated two successful businesses in the fabrication/engineering industry and in auto body. Rick can design and fix anything around headquarters. To top off his ability to do just about anything, his very calm demeanor makes Greenberry’s all the more welcoming!



Mocha

Nitro Mascot

Loveable, huggable, and humble – Mocha is just the best! 🐾

Offering Summary

Company	Greenberry's Coffee Roasters, Inc.
Corporate Address	1610 Quail Run, Charlottesville, VA 22911
Offering Minimum	$9,995.52
Offering Maximum	$335,792.48
Minimum Investment Amount (per investor)	$242.00

Terms

Offering Type	:	Equity
Security Name	:	Series I Common Stock
Minimum Number of Shares Offered	:	909
Maximum Number of Shares Offered	:	30,527
Price per Share	:	$11.00
Pre-Money Valuation	:	$55,208,318.00

**Maximum number of shares offered subject to adjustment for bonus shares. See bonus info below.*

Company Perks*

Time-Based Perks

Friends and Family Early Bird Bonus

Invest within the first 7 days and receive 15% bonus shares

Super Early Bird Bonus

Invest in days 7-14 days and receive 10% bonus shares

Early Bird Bonus

Invest within days 14-21 of the campaign and receive 5% bonus shares

Amount-Based Perks

Tier 1 – $242

Greenberry's Owner's Certificate

5% off all online purchases for 1 year / 15% off swag purchases for 1 year

Tier 2 – $495

Greenberry's Owner's Certificate

1 Exclusive Greenberry's Owner's Sticker

10% off all online purchases for 1 year / 25% off swag purchases for 1 year

Tier 3 – $990

2% Bonus Shares

Greenberry's Owner's Certificate & Greenberry's Founders Club Lifetime Status

2 Exclusive Greenberry's Owner's Stickers

2 Exclusive Greenberry's Coasters

2 Exclusive Greenberry's Nitro Pint Glasses

$25 Online Gift Card

15% off all online purchases for 1 year / 50% off swag purchases for 1 year

Tier 4 – $2,992

5% Bonus Shares

Greenberry's Owner's Certificate & Greenberry's Founders Club Lifetime Status

2 Exclusive Greenberry's Owner's Stickers

2 Exclusive Greenberry's Coasters

2 Exclusive Greenberry's Nitro Pint Glasses

$35 Online Gift Card

20% off all online purchases for 1 year / 50% off swag purchases for 1 year

Tier 5 – $4,994

10% Bonus Shares

Greenberry's Owner's Certificate & Greenberry's Founders Club Lifetime Status

4 Exclusive Greenberry's Owner's Stickers

4 Exclusive Greenberry's Coasters

4 Exclusive Greenberry's Nitro Pint Glasses

$50 Online Gift Card

25% off all online purchases for 1 year / 50% off swag purchases for 1 year

Invitation to a Private Tour of New Facility with the Founders

Tier 6 – $9,999

15% Bonus Shares

Greenberry's Owner's Certificate & Greenberry's Founders Club Lifetime Status

4 Exclusive Greenberry's Owner's Stickers

4 Exclusive Greenberry's Coasters

4 Exclusive Greenberry's Nitro Pint Glasses

$100 Online Gift Card

25% off all online purchases for 1 year / 50% off swag purchases for 1 year

Roaster and Brewer for a Day Experience

Tier 7 – $19,998

20% Bonus Shares

Greenberry's Owner's Certificate & Greenberry's Founders Club Lifetime Status

4 Exclusive Greenberry's Owner's Stickers

4 Exclusive Greenberry's Coasters

4 Exclusive Greenberry's Nitro Pint Glasses

$200 Online Gift Card

25% off all online purchases for 1 year / 50% off swag purchases for 1 year

Greenberry's Experience in the restaurant, winery, and brewery capital of the US – 2-night stay in Charlottesville, Roast and Brew for a Day with the owners followed by local food, wine, and brewery excursions.

Founders Club Benefits:

Annual invitation to the Founders Party – connect with other founders in our tasting room, share new flavors, and strategize with the owners

A gift each year on your birthday

10% discount on online orders of merch/swag for life

5% off online orders of Nitro products for life

Exclusive opportunities to earn and win free Greenberry's

Name listed on the website as founder (optional)

**All perks occur when the offering is completed.*

StartEngine 10% Owners' Bonus

Greenberry's Coffee Roasters, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Series I Common Stock at $11.00 / share, you will receive 10 additional Series I Common Stock shares, meaning you'll own 110 shares for $1,100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for, with the exception of "audience-based" bonuses.

If a company offers an "audience-based" bonus, this bonus only will stack with any other bonus you are eligible for. An "audience-based" bonus is a bonus that is available to a qualified group of investors based on campaign-specific criteria - such as previous investors, existing customers, or Testing-the-Waters (TTW) reservation holders. An issuer can only offer a single audience-based bonus.

For example, a 10% audience-based bonus (i.e. prior investors) + a 10% OWNer's bonus would receive an aggregate of 20% bonus shares.

The Company will not incur any irregular use of proceeds.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Coffee Remains America's Favorite Beverage

2 days ago



Americans continue to consume more coffee than any other beverage.

With the increase in ready-to-drink coffee products, such as canned cold brew, more Americans are turning to coffee as their beverage of choice.

In September 2021, the National Coffee Data Trends reported that "more Americans (60%) drank coffee in the past day than drank any other beverage (including tap water)." (NCA)

Greenberry's capitalizes on this national trend by providing a diverse range of RTD coffee products and an increased focus on cafe expansion.

Click Here to Invest in America's Favorite Beverage

As Cafe Spaces Close, Greenberry's Fills the Gap

3 days ago

Coffee lovers across the globe are losing their neighborhood gathering places – that beloved “Third Place” between home and work or school.



During the COVID pandemic, an astonishing number of coffee shops closed their doors. More than 7% of coffee shops closed in 2020 alone. (Food and Wine)

Even Starbucks has abandoned its sit-down cafe model of providing the “Third Place” and has shifted focus to drive-thrus. In fact, roughly 60% of Starbucks were drive-thru focused as of January 2021. (QSR)

Greenberry’s is stepping in to fill this gap, and create a place where good people can gather to enjoy great coffee.

Click Here to Invest in the “Third Place”

Coffee Lovers Are Returning to Cafe Spaces Post-COVID

3 days ago



Coffee lovers are finally able to sip their favorite beverage inside a cafe space again.

2020 will go down in history as a tough year for the coffee industry. With many independent coffee shops going out of business and major chains shifting their focus solely to drive-thrus, consumers have been itching to return to their beloved local cafes.

Recent data highlights a 20% increase in coffee consumption at cafes and restaurants. (NCA)

As more people return to coffee shops, Greenberry’s prepares to meet their needs and continue to expand cafes across the globe.

Click Here to Invest in the Expansion of Cafes

Cold Brew Coffee Market Projected to Exceed $900 Million by 2025

5 days ago



Since cold brew coffee hit the market years ago, its popularity has skyrocketed.

In 2017, the cold brew coffee market “stood at around 166 million U.S. dollars.” However, research estimates that the market will increase to a whopping $944.16 million by the year 2025. (Statista)

As the market increases, Greenberry’s is taking steps to grow along with it.

With the support of investors on StartEngine, Greenberry’s is doubling production capacity for ready-to-drink products and continuing to expand distribution in grocery chains, retailers, and convenience stores.

Click Here to Invest in the Growth of Cold Brew

Greenberry's Cafes Cater to Both Types of Coffee Consumers

6 days ago



There are two types of coffee drinkers: Indulgers and Purists.

According to restaurant industry authority FSR, “Indulgers see coffee as a treat and expect their cup to include milk, foam, chocolate powders, you name it. They are the latte, cappuccino, and macchiato drinkers of the world and like having that special ingredient added to their drink. The Purists, on the other hand, view their coffee as a treat in and of itself. They explore the subtle nuances of high-quality coffee and love learning about the different properties that each cup delivers.”

For coffee shops, this highlights the importance of the cafe experience, where consumers can sit and enjoy a coffee beverage they can’t easily prepare at home. Greenberry’s provides that experience with craft-roasted, ethically sourced coffee for the Purists and everyday favorites and seasonal specialties created by our baristas for the Indulgers. And everyone can enjoy our chef-inspired menus and comfortable surroundings.

Greenberry’s is expanding our cafe footprint to bring that beloved cafe experience to more coffee lovers around the U.S. and internationally.

Click Here to Invest in Cafe Expansion

Cold Coffee Projected to Exceed Hot Coffee Consumption

10 days ago


MAPLE
Greenberry's
COFFEE ROASTERS
NITRO
COLD BREW
MOCHA
Greenberry's
COFFEE ROASTERS
NITRO
COLD BREW
NITRO
COLD BREW
Greenberry's

Hot coffee is still number one, but maybe not for much longer.

“Cold coffee is rapidly rising in popularity, especially among younger Millennial and Gen Z consumers. As iced tea has replaced traditional hot tea as the go-to drink for younger generations, many have projected that in the next decade, cold coffee will outpace hot coffee as the format of choice,” according to restaurant industry authority FSR.

Cold coffee, such as Greenberry's Nitro Cold Brew and Nitro Cold Brew with Alcohol, is especially popular during the warmer months of the year, but consumers enjoy it year-round and customize it to drink any time of day.

Greenberry's successful first investment round on StartEngine helped us double our production capacity for our RTD cold coffee lines.

We are building on these investments and 30 years of profitability with this raise. Join us today!

Click Here to Invest in Cold Coffee Consumption Growth

As Demand for Cold Coffee Rises, Greenberry's Steps Up

11 days ago



Greenberry's
NITRO
COLD BREW
COFFEE ROASTERS
MOCHA

Cold coffee is booming, and Greenberry's is expanding to meet the demand.

Over the past four years, iced coffee consumption grew 19% and cold brew consumption grew 245%. The pandemic was just one influence, as many delivery consumers chose to try cold coffee for the first time. According to GrubHub, cold brew became a top-five delivery item in 2020, with 206% growth over the prior year (Business Insider).

Cold coffee is more popular among younger consumers, but consumption is growing across age groups: up 29% among ages 45–59, up 27% among ages 30–44, and up 27% among consumers under 30 (Foodservice Director).

The growth in cold coffee is good news for coffee companies and their investors because cold coffee is a premium product with higher prices compared to traditional coffee.

Greenberry's was an early innovator in cold brew with our RTD Nitro Cold Brew and our first-to-market Nitro Cold Brew with Alcohol.

With support from StartEngine investors, Greenberry's is doubling production capacity for our RTD coffee lines and expanding distribution through major grocery chains, smaller retailers, and convenience stores.

Click Here to Invest in Cold Coffee Consumption Growth

24 Hours Left Until Exclusive Investor Q&A Webinar!

12 days ago


Greenberry's
1
DAY
LEFT
TO REGISTER FOR OUR EXCLUSIVE INVESTOR
Q&A WEBINAR

🚨Calling all Greenberry's Fans, Investors, and Followers 🚨

Our executive team will be hosting an exclusive investor Q&A webinar **in 24 hours** April 14th, 2:30 PM Eastern Time.

Meet our co-founder and CEO, Sean Simmons for a live pitch update and get all of your questions answered!

Time is running low, you can register for the webinar on Zoom here.

We encourage you to invite one friend that you think would be interested in this opportunity. I look forward to seeing you there!

Warmly,
Sean Simmons
CEO
Greenberry's Coffee Roasters

Register to Meet Greenberry's CEO with Live Q&A Here

$75K Milestone Down – $100K Here We Come!

16 days ago


MAJOR MILESTONE!

We are barely into our raise and already ANOTHER major milestone has been eclipsed! THANK YOU STARTENGINE COMMUNITY!!

Invest in Bringing People Together Around Good Coffee with Greenberry's

The Need for Coffee Shops Is Expected to Rise

17 days ago



Americans' coffee tastes are becoming more sophisticated.

Those changing preferences are fueling a strong and growing demand for coffee shops.

> *"A large number of people in developed markets appreciate coffee as an artisanal product and focus on sustainable sourcing and brewing techniques ... The coffee culture has moved toward added value and sophistication. With increasing demand for coffee, the need for coffee shops is expected to rise ... Speciality coffee shops that focus mainly on baristas and gourmet coffee are witnessing steady growth."*

That's from a new report by Global Industry Analysts, Inc., which shows that the global coffee shops market could reach $193.4 billion by 2026.

Greenberry's is expanding its cafe footprint to meet consumer demand in the wake of record closures of independent coffee shops during the pandemic and a shift toward drive-thru among the major coffee chains.

Click Here to Invest in Cafe Expansion with Greenberry's

SHOW MORE UPDATES

Comments (4 total)

Add a public comment...

0/2500

I'm not a robot reCAPTCHA Privacy - Terms

Post

Please sign in to post a comment.

Alexander M. 14 INVESTMENTS 22 days ago
Hooray!
↑ 0

Michael M. 3 INVESTMENTS 24 days ago
Per your C filing: Sales dropped 25% YOY to $1.78M, net Inc actually improved from $141k to $148k for 8.39% net margin. Cash on hand shows $30k, and total debt is $511k. You're valuation is a 31x multiple on sales and 368.5x earnings, so how are comparing this? Starbucks has a 23.8 P/E and 3.56 price to sales, Dutch Bros has 5.78 price to sales, and JVA-Coffee is 0.31 price to sales. How are you justifying your valuation? I'm interested but need help understanding your valuation in this industry.
↑ 4

Bacem G. SE OWNER 26 INVESTMENTS 24 days ago
Hi There,
I am a big coffee lover but looking at this presentation, I did not see anywhere WHY are you raising funds? With the 30 years of profitability and $50M+ valuation I am not sure why you are raising $$.
↑ 2

Greg B. 7 INVESTMENTS 24 days ago
Where are the financials posted? Hard to invest in a $55m valuation without seeing the #'s.
↑ 1

start engine
©2022 All Rights Reserved

Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital, LLC, a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary, LLC, a broker-dealer registered with the SEC and FINRA/SIPC. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck here. StartEngine Secondary is an alternative trading system regulated by the SEC and operated by StartEngine Primary, LLC, a broker dealer registered with the SEC and FINRA.

Investment opportunities posted and accessible through the site are of three types:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice with respect to any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy or completeness of any information. Neither StartEngine nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site. See additional general disclosures here.

By accessing this site and any pages on this site, you agree to be bound by our Terms of Use and Privacy Policy, as may be amended from time to time without notice or liability.

Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investor Only - Do Not Sell My Personal Information

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

We invented Coffee: The World’s Most Popular Energy Drink.

Ok… we didn’t invent coffee. ☒

But we did come up with that sweet tagline for our Nitro Coffee…

so… we kind of invented it (the phrase)

Anyways…

We believe good coffee brings people together

(And we can all agree that the world needs more of that!)

But there are far less places like us in a post-COVID world:

7.1% of all coffee shops closed in 2020

About 60% of Starbucks are now drive-thru-focused

As big chains shutter their cafes for drive thrus

We believe that is a big opportunity for us … and YOU!

We all know that coffee lovers are still looking for a place to meet friends / work remotely / enjoy a coffee/ grab a bite to eat

And that’s where Greenberry’s comes in…

We are one of Central Virginia’s Original Coffee Roasters

We’ve been roasting and brewing right here in the heart of the Blue Ridge Mountains for 30 years

And we've run a profitable business for 30 years 1992 - 2022

We are vertically integrated (we do it all but grow the beans!)

We’ve kept debt low

And not taken on any large outside investors

We are proudly owned by people like you

And while others are closing or retreating, we have been able to grow

We’ve been expanding internationally

To the Middle East / throughout Japan / And coming soon to an EU country near you

And our coffee is carried all over

In restaurants / At Whole Foods / And Costco / In convenience stores / Delivered to your door

And enjoyed with the people you care about the most

We were trained by the best

We carry all of your favorite coffee products

Whole Bean / Single Serve / K-Cups

And some new ones

Cold Brew / Nitro Cold Brew/ Nitro Cold Brew with Spirits or Bourbon

And we want you to own a share of every cup of coffee we serve

And every bean we roast and ship

Your investment brings people together around good coffee

Now, that's something you can feel good about!

Join us in reaching our #2022goals

New Cafes

New Franchises

European Distribution

YOU join US on STARTENGINE

And WE go to the MOON!!

Or even Mars?

Ok, maybe not the moon.

And we photoshopped Elon.

But we are going places –

And we want you to come with us!

Invest in Quality coffee / Good people / R-T-D Growth / International expansion / Community / Friendship / Greenberry's

Invest in Greenberry's

Learn more at StartEngine.com/Greenberrys

(OUR RECORD, Founders' Video)

Sean Simmons:

I've been in the coffee business for almost 30 years. When I came out of school back in about 90, 89, the economy wasn't very good so there weren't many jobs out there but I put a suit in tie on, went to work for a large computer company. Didn't think I'd ever like it but thought I should try it. Tried it, didn't like it, decided to jump headfirst into being an entrepreneur after that. There's nothing better than working for yourself and carrying the responsibility and leading the group to success.

Roxanne Simmons:

I worked for a big company and I really didn't like it and we wanted to have our own business.

Sean Simmons:

It started in our kitchen when we were living in Pennsylvania and we decided we wanted to be entrepreneurs and we came up with the idea of going into the coffee business. We went out and bought some gourmet coffee and brewed a really strong cup, lied to each other that we thought it was the greatest thing ever. From then, the story continues. Early on, when Roxanne and I were thinking about Greenberry's and how it would come to be, we needed help.

Roxanne Simmons:

There were not very many coffee shops in the country. Starbucks was unheard of. At that point, my husband's father introduced us to a guy named Jamie who ran a small coffee shop in Austin, Texas, who was friends with Alfred Peet.

Sean Simmons:

I really consider Alfred to the original specialty coffee guy in America. He really was the impetus for Starbucks and that came about by three of his employees actually wanting to bring Peet's coffee to Seattle that Alfred wanted to stay in the Bay area so his three employees left and went on to start Starbucks as a different venture. I feel very privileged that we're able to spend time and learn the craft and learn the trade from Alfred Peet.

Roxanne Simmons:

We visited Alfred Peet through connection. Went to see him in San Francisco, showing us his shops and then showing us how he roast. And he agreed to be our mentor and he was just wonderful. We thought it was the best thing ever. We brought it to Virginia. At that point, there was no of coffee shops out here literally and roasting itself was unheard of. I remember when first customers would just come and check out the store, there were very few of them in the beginning, would come in and didn't know, "What do you mean? You're just going to sell coffee by itself? And what is this latte and crescents?" And it was just different back then.

Sean Simmons:

Greenberry's Coffee Roasters is based on the idea or the principle of a dark roast coffee, which is kind of a West Coast, California idea. Also an Italian idea as well, where it really began. That's our beginnings, that's what we were taught and that's what we've continued in our lineage over all these 30 years. It produces a coffee that really tastes, in my mind, much better. It has chocolatey tones to it, smokiness, and that's really the hallmark of Greenberry's coffee. And that's what really comes through in the Nitro Cold Brews that we make as well.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non- personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.